THORNHILL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(520,260)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation expense		6,650
Changes in assets and liabilities:		
Receivable from broker dealer		2,653
Prepaid expenses, accounts receivable and other assets		(2,846)
Accounts payable, accrued expenses		(9,543)
Net cash used by operating activities		(523,346)
Cash flows from investing activities:		
Purchases of fixed assets		(5,115)
Net cash used by investing activities		(5,115)
Cash flows from financing activities:		
Proceeds from issuances of common stock		530,000
Net cash provided by financing activities		530,000
Net increase in cash		1,539
Cash and equivalents at beginning of year		298,781
Cash and equivalents at end of year	$	300,318

See notes to the financial statements and report of independent registered public accounting firm.